Filed Pursuant to Rule 433

Issuer Free Writing Prospectus Dated January 18, 2018

Related to Preliminary Prospectus Dated January 18, 2018

Registration No. 333-221560

Americold Realty Trust

FREE WRITING PROSPECTUS

This free writing prospectus relates only to the preliminary prospectus dated January 18, 2018 included in Amendment No. 4 to the Registration Statement on Form S-11 (File No. 333-221560) of Americold Realty Trust, as filed with the Securities and Exchange Commission (SEC), in connection with the initial public offering of our common shares. This free writing prospectus is only a summary of changes included in the preliminary prospectus and should be read together with the preliminary prospectus included in the Registration Statement, including the section entitled “Risk Factors” beginning on page 41 of the preliminary prospectus. A copy of the preliminary prospectus can be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/1455863/000119312518012875/0001193125-18-012875-index.htm

Terms used but not otherwise defined in this free writing prospectus shall have the meanings ascribed to them in the preliminary prospectus.

ADDITION OF SELLING SHAREHOLDERS

The Registration Statement has been amended to include the addition of YF ART Holdings and the GS Entities as selling shareholders in the offering, selling 11,809,812 and 4,490,188 common shares, respectively (or 13,581,284 and 5,163,716 common shares, respectively, if the underwriters exercise in full their option to purchase additional common shares). Certain changes to the preliminary prospectus related to the addition of the selling shareholders, as well as certain other changes, are set forth below. You should review the preliminary prospectus which can be accessed through the link above.

The section of the preliminary prospectus entitled “The Offering” beginning on page 31 of the preliminary prospectus has been updated as follows:

THE OFFERING

Common shares offered by us	24,000,000 common shares

Common shares offered by the selling shareholders	16,300,000 common shares

Underwriters’ option to purchase additional common shares	6,045,000 common shares (up to 3,600,000 common shares from us and up to 2,445,000 common shares from the selling shareholders). Upon any partial exercise of this option, the underwriters will purchase common shares from us and each of the selling shareholders on a pro rata basis.

Common shares outstanding immediately after this offering	133,037,685 common shares (or 136,637,685 common shares if the underwriters exercise in full their option to purchase additional common shares)

Use of proceeds	We intend to use the net proceeds from this offering, together with $517.0 million of net proceeds from our New Senior Secured Term Loan A Facility that will be effective upon the completion of this offering, to repay the entire $809.0 million aggregate principal amount of indebtedness outstanding under our Existing Senior Secured Term Loan B Facility and for general business purposes, which may include the repayment of $13.1 million outstanding under our Clearfield, Utah construction loan. See “Use of Proceeds.” We will not receive any of the proceeds from the sale of common shares by the selling shareholders.

Proposed NYSE ticker symbol	COLD

The number of common shares outstanding immediately after this offering is based on 69,370,609 common shares outstanding as of September 30, 2017, and excludes the following:

•	up to 3,600,000 common shares issuable by us upon the underwriters’ exercise in full of their option to purchase additional common shares;

•	5,477,618 common shares issuable upon the exercise of stock options outstanding as of September 30, 2017 under the 2008 Plan and the 2010 Plan, which we refer to collectively with the 2008 Plan as our equity incentive plans, at a weighted average exercise price of $9.72 per share;

•	844,595 common shares issuable upon the vesting of restricted stock units outstanding as of January 8, 2018 under the 2010 Plan, including 87,664 restricted stock units that will settle into common shares in connection with this offering with respect to certain of our resigning trustees and 603,411 restricted stock units entitled to receive, when paid, cash distributions declared after the completion of this offering;

•	783,333 common shares issuable under the 2017 Plan (which we will adopt in connection with this offering), upon the vesting of restricted stock units to be granted to certain of our non-employee trustees and certain employees upon the completion of this offering, all of which restricted stock units are entitled to receive, when paid, cash distributions declared after the completion of this offering; and

•	8,216,667 common shares reserved for future issuance under the 2017 Plan.

Unless otherwise indicated, all information in this prospectus assumes or gives effect to the following:

•	the 24,000,000 common shares to be sold by us in this offering are sold at $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus;

•	the 16,300,000 common shares to be sold by the selling shareholders are sold at $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus;

•	the filing of our declaration of trust with the State Department of Assessments and Taxation of Maryland immediately prior to the completion of this offering;

•	the redemption of all 125 outstanding Series A preferred shares upon the completion of this offering;

•	the conversion of all 375,000 Series B preferred shares in connection with this offering into an aggregate of 33,240,258 common shares (based upon the Series B preferred share conversion ratio as of September 30, 2017 and the payment of cash in lieu of fractional shares), which has been calculated as if the conversion occurred on September 30, 2017 and assuming no accrued and unpaid distributions in respect of the Series B preferred shares at such time;

•	the cashless exercise of all outstanding warrants to purchase 18,574,619 common shares exercisable at a price of $9.81 per share, into an aggregate of 6,426,818 common shares in connection with this offering (based on a deemed valuation of $15.00 per share pursuant to the terms of the warrants);

•	no exercise by the underwriters of their option to purchase up to 6,045,000 additional common shares; and

•	no exercise of the stock options to purchase common shares described above.

The section of the preliminary prospectus entitled “Summary Selected Historical and Unaudited Pro Forma Condensed Consolidated Financial Data and Operating Data” beginning on page 33 of the preliminary prospectus has been supplemented to include the following in footnote 5 to the table presented therein:

We include the non-cash, stock-based compensation expense attributable to grants made in connection with this offering as an adjustment to our Core FFO because of the one-time expense associated with these grants. We include other recurring, non-cash stock-based compensation expense as an adjustment to our Adjusted FFO (as defined below) because of the recurring nature of these grants.

The section of the preliminary prospectus entitled “Dilution” beginning on page 90 of the preliminary prospectus has been updated as follows:

DILUTION

If you invest in our common shares, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common shares and the net tangible book value per share of our common shares upon the completion of this offering.

Dilution represents the difference between the amount per share paid by investors in this offering and the pro forma net tangible book value per share of our common shares upon the completion of this offering. Net tangible book value per share as of September 30, 2017 represented the amount of our total tangible assets less the amount of our total liabilities divided by the number of common shares outstanding at September 30, 2017. After giving effect to the sale of 24,000,000 common shares by us in this offering at the assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us, and the application of the net proceeds from this offering, together with $517.0 million of net proceeds from our New Senior Secured Term Loan A Facility that will be effective upon the completion of this offering (assuming the repayment of our Clearfield, Utah construction loan), as described under “Use of Proceeds,” our pro forma net tangible book value (deficit) as of September 30, 2017 would have been approximately $295.5 million, or $2.22 per share. This represents an immediate increase in net tangible book value to our existing shareholders of $2.50 per share and an immediate dilution to new investors in this offering of $12.78 per share.

The following table illustrates this per share dilution in net tangible book value to new investors:

Net tangible book value (deficit) per share before giving effect to the redemption of Series A preferred shares, the conversion of Series B preferred shares and the cashless exercise of all outstanding warrants		$(5.81)
Redemption of 125 Series A preferred shares		$—
Conversion of 375,000 Series B preferred shares		$5.51
Cashless exercise of warrants held by YF ART Holdings		$0.02

Net tangible book value (deficit) per share before giving effect to this offering		$(0.28)

Assumed initial public offering price per share		$15.00
Net tangible book value (deficit) per share as of September 30, 2017	$(0.28)
Increase per share attributable to new investors (1)	2.50

Pro forma net tangible book value (deficit) per share upon the completion of this offering		$2.22

Dilution per share to new investors		$12.78

(1)	After deduction of the underwriting discount and estimated offering expenses to be paid by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) pro forma net tangible book value (deficit) by $22.3 million, or $0.17 per share, and would increase (decrease) the dilution per share to new investors by $0.17, assuming the number of common shares offered by us remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us.

Each 1,000,000 share increase (decrease) in the number of common shares offered by us would increase (decrease) pro forma net tangible book value (deficit) by $14.0 million, or $0.10 per share, and would increase (decrease) the dilution per share to new investors by $0.10, assuming the initial public offering price per share remains at $15.00, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us.

The following table sets forth, as of September 30, 2017, the differences between the number of common shares purchased from us, after giving effect to the total price paid and the average price per share paid by existing shareholders and by the new investors in this offering at the assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, but before deducting the underwriting discount and estimated offering expenses payable by us.

	Common shares purchased		Total consideration		Average price per share
	Number (in thousands)	Percent	Amount (in thousands)	Percent
Existing shareholders	109,038	82%	$766,844	68%	$7.03
New investors	24,000	18	360,000	32	$15.00

Total	133,038	100%	$1,126,844	100%	$8.47

A $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors and the average price per share by approximately $24.0 million and $0.18 per share, respectively, assuming the number of common shares offered by us remains the same.

A 1,000,000 share increase (decrease) in the number of common shares offered by us would increase (decrease) total consideration paid by new investors and the average price per share by approximately $15.0 million and $0.05 per share, respectively, assuming the initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us.

After giving effect to the sale of common shares by us in this offering, new investors will hold 24,000,000 common shares, or approximately 18% of the total number of common shares outstanding after this offering, and existing shareholders will hold 82% of the total common shares outstanding. If the underwriters exercise their option to purchase additional common shares in full from us, the number of common shares held by new investors will increase to 27,600,000, or approximately 20% of the total number of common shares outstanding upon the completion of this offering, and the percentage of common shares held by existing shareholders will decrease to 80% of the total number of common shares outstanding.

The foregoing discussion and tables give effect to the redemption of all 125 outstanding Series A preferred shares upon the completion of this offering, the conversion of all 375,000 Series B preferred shares in connection with this offering into an aggregate of 33,240,258 common shares (based upon the Series B preferred share conversion ratio as of September 30, 2017 and the payment of cash in lieu of fractional shares), which has been calculated as if the conversion occurred on September 30, 2017 and assuming no accrued and unpaid distributions in respect of the Series B preferred shares at such time, the cashless exercise of all outstanding warrants to purchase 18,574,619 common shares, exercisable at a price of $9.81 per share, into an aggregate of 6,426,818 common shares in connection with this offering (based on a deemed valuation of $15.00 per share pursuant to the terms of the warrants), and the filing of our declaration of trust in connection with this offering, but assumes no exercise of the underwriters’ option to purchase up to 3,600,000 additional common shares from us and does not include 5,477,618 common shares issuable upon the exercise of stock options outstanding as of September 30, 2017, at a weighted-average exercise price of $9.72 per share, 844,595 common shares issuable upon the vesting of restricted stock units outstanding as of January 8, 2018 under the 2010 Plan (including 87,664 restricted stock units that will settle into common shares in connection with this offering with respect to certain of our resigning trustees), 783,333 common shares issuable under the 2017 Plan (which we will adopt in connection with this offering) upon the vesting of restricted stock units to be granted to certain of our non-employee trustees and certain employees upon the completion of this offering or 8,216,667 common shares reserved for future issuance under the 2017 Plan.

The foregoing discussion and tables do not reflect the sale by the selling shareholders of 16,300,000 common shares in this offering. Sales by the selling shareholders in this offering will reduce the number of common shares held by existing shareholders to 92,825,349 common shares, or approximately 69.7% of the total number of common shares outstanding after this offering, and the number of common shares held by new investors will increase to 40,300,000 common shares, or approximately 30.3% of the total number of common shares outstanding. In addition, if the underwriters exercise their option to purchase additional common shares in full from us and the selling shareholders, the number of common shares held by existing shareholders would be reduced to 90,380,349 common shares, or approximately 66.1% of the total number of common shares outstanding after this offering, and the number of common shares held by new investors would increase to 46,345,000 common shares, or approximately 33.9% of the total number of common shares outstanding.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities or any options are exercised, new investors will experience further dilution.

The beneficial ownership chart and related footnotes in the “Principal and Selling Shareholders” beginning on page 268 of the preliminary prospectus has been updated as follows:

	Number of common shares beneficially owned prior to this offering	Percentage of common shares beneficially owned prior to this offering	Number of common shares beneficially owned upon the completion of this offering		Percentage of common shares beneficially owned upon the completion of this offering
			No exercise of underwriters’ option	Full exercise of underwriters’ option	No exercise of underwriters’ option	Full exercise of underwriters’ option
5%, selling and significant shareholders:
YF ART Holdings GP, LLC (1)†	75,769,587	69.5%	63,450,091	61,678,619	47.7%	45.1%
The Goldman Sachs Group, Inc. (2)†	28,808,224	26.4%	24,759,762	24,086,234	18.6%	17.6%
Charm Progress Investment Limited (3)†	4,432,034	4.1%	4,499,992	4,499,992	3.4%	3.3%
Named executive officers, trustees and trustee nominees:
Fred Boehler (4)	690,000	*	690,000	690,000	*	*
Marc Smernoff (5)	160,000	*	160,000	160,000	*	*
Thomas Musgrave (6)	210,000	*	210,000	210,000	*	*
George J. Alburger, Jr.	—	*	—	—	*	*
Jeffrey M. Gault (7)	1,101,747	1.0%	1,101,747	1,101,747	*	*
Bradley J. Gross	—	*	—	—	*	*
Joel A. Holsinger	—	*	—	—	*	*
Thomas Novosel (8)	65,000	*	65,000	65,000	*	*
Ronald Burkle (1)	—	*	—	—	*	*
Christopher Crampton (9)	—	*	—	—	*	*
Richard d’Abo (10)	—	*	—	—	*	*
Gregory Mays (11)	—	*	46,890	46,890	*	*
Terrence J. Wallock (12)	—	*	40,774	40,774	*	*
Andrea Darweesh (13)	60,000	*	60,000	60,000	*	*
James R. Heistand	—	*	—	—	*	*
Michelle M. MacKay	—	*	—	—	*	*
Mark R. Patterson	—	*	—	—	*	*
Andrew P. Power	—	*	—	—	*	*
All executive officers, trustees and trustee nominees as a group (18 persons) (14)	2,286,747	2.0%	2,374,411	2,374,411	1.7%	1.7%

*	Indicates beneficial ownership of less than 1% of our outstanding common shares.
(1)	Consists of 69,342,769 common shares held directly by YF ART Holdings and warrants (currently exercisable) to purchase 18,574,619 common shares held directly by YF ART Holdings (assumes the cashless exercise of these warrants into an aggregate of 6,426,818 common shares in connection with this offering (based on a deemed valuation of $15.00 per share pursuant to the terms of the warrants)). YF ART GP is the general partner of YF ART Holdings. The limited partners of YF ART Holdings are (i) YF ART Holdings Aggregator, LLC, which is wholly owned by private equity funds affiliated with Yucaipa, and (ii) the Fortress Entity. YF ART GP is wholly owned by private equity funds affiliated with Yucaipa. Ronald W. Burkle indirectly controls YF ART GP and may be deemed to have voting and dispositive power with respect to the common shares directly owned by YF ART Holdings and therefore be deemed to be the beneficial owner of the common shares held by such entities, but disclaims beneficial ownership of such common shares, except to the extent of his pecuniary interest therein. We expect that Mr. Burkle will resign as a trustee in connection with this offering. YF ART GP’s address is 9130 West Sunset Boulevard, Los Angeles, California 90069. YF ART Holdings will sell 11,809,812 common shares as a selling shareholder in this offering (or 13,581,284 common shares if the underwriters exercise in full their option to purchase additional common shares from YF ART Holdings).

Under the terms of the YF ART Holdings limited partnership agreement, the Fortress Entity’s investment in YF ART Holdings accrues an ongoing annual preferred return. Upon a return in full of the Fortress Entity’s investment plus any accrued preferred return thereon by YF ART Holdings, the Fortress Entity may cause YF ART Holdings to dispose of common shares indirectly attributable to the Fortress Entity, subject to the lock-up restrictions described below under “Underwriting.” As of September 30, 2017, the Fortress Entity’s investment in YF ART Holdings, including the preferred return, was approximately $512.6 million. As of September 30, 2017, the number of common shares held by YF ART Holdings and attributable to the Fortress Entity was 10,901,069. The number of common shares held by YF ART Holdings that are attributable to the Fortress Entity increases from time to time, subject to an aggregate cap of 15,697,538 common shares. This ongoing increase ends upon the earlier of (i) repayment in full of the obligations of YF ART Holdings to the Fortress Entity and (ii) March 1, 2019. Under the terms of the YF ART Holdings limited partnership agreement, prepayments of the obligations of YF ART Holdings to the Fortress Entity result in a partial reduction in this ongoing increase. As of the date of this prospectus, the Fortress Entity does not hold voting or dispositive power with respect to any of the common shares held by YF ART Holdings. See “Certain Relationships and Related Party Transactions—The Fortress Entity Contribution Agreement” for additional information.

(2)	Consists of 116,697 Series B preferred shares held directly by GS Capital Partners VI Fund, L.P., or GS VI, 32,090 Series B preferred shares held directly by GS Capital Partners VI Parallel, L.P., or GS Parallel VI, 97,065 Series B preferred shares held indirectly by GS Capital Partners VI Offshore Fund, L.P., or GS Offshore, 4,148 Series B preferred shares held indirectly by GS Capital Partners VI GmbH & Co. KG, or GS GmbH, and 75,000 Series B preferred shares held indirectly by Opportunity Partners Offshore-B Co-Invest AIV, L.P., or Opportunity, and together with GS VI, GS Parallel VI, GS Offshore and GS GmbH, the “GS Control Entities.” The GS Entities will convert all 325,000 of their outstanding Series B preferred shares into common shares in connection with this offering based upon the Series B preferred share conversion ratio as of the date of conversion. This table gives effect to the conversion of all 325,000 Series B preferred shares held by the GS Entities in connection with this offering into an aggregate of 28,808,224 common shares based upon the Series B preferred share conversion ratio as of September 30, 2017, the payment of cash in lieu of fractional shares and assuming no accrued and unpaid distributions in respect of the Series B preferred shares at such time. As of September 30, 2017, one Series B preferred share was convertible into approximately 88.64 common shares. The Series B preferred share conversion ratio will increase as a result of unpaid distributions accrued prior to the completion of this offering; however, we expect to make a cash distribution to the holders of our Series B preferred shares to account for any accrued and unpaid distributions immediately prior to conversion. The GS Control Entities, of which affiliates of The GS Group, Inc., or The GS Group, are the general partner, managing general partner or investment manager, share voting and dispositive power with certain of their respective affiliates. The GS Group disclaims beneficial ownership of the common shares held directly or indirectly by the GS Control Entities except to the extent of their pecuniary interests therein, if any. The address of the GS Control Entities and The GS Group is 200 West Street New York, New York 10282. The GS Entities will sell 4,490,188 common shares as selling shareholders in this offering (or 5,163,716 common shares if the underwriters exercise in full their option to purchase additional common shares from the GS Entities). We have been advised that the GS Entities are affiliates of a broker-dealer. We have also been advised that the GS Entities acquired their investment in us in the ordinary course of business, not for resale, and that they did not have, at the time of purchase, any agreements or understandings, directly or indirectly, with any person to distribute the common shares.
(3)	Consists of 50,000 Series B preferred shares held directly by Charm Progress. Charm Progress will convert all 50,000 of its outstanding Series B preferred shares into common shares in connection with this offering based upon the Series B preferred share conversion ratio as of the date of conversion. This table gives effect to the conversion of all 50,000 Series B preferred shares held by Charm Progress in connection with this offering into an aggregate of 4,432,034 common shares based upon the Series B preferred share conversion ratio as of September 30, 2017, the payment of cash in lieu of fractional shares and assuming no accrued and unpaid distributions in respect of the Series B preferred shares at such time. As of September 30, 2017, one Series B preferred share was convertible into approximately 88.64 common shares. The Series B preferred share conversion ratio will increase as a result of unpaid distributions accrued prior to the completion of this offering; however, we expect to make a cash distribution to the holders of our Series B preferred shares to account for any accrued and unpaid distributions immediately prior to conversion. Charm Progress is an indirect, wholly owned subsidiary of China Merchants Group Limited, or CMGL. CMGL controls the direction and management of Charm Progress, including voting and dispositive power of the Series B preferred shares, and our common shares that are issued upon conversion thereof. The address of Charm Progress is 38th Floor, China Merchants Tower, Shu Tak Centre, 168-200 Connaught Road, Central, Hong Kong.

(4)	Consists of 690,000 common shares issuable upon the exercise of options currently exercisable or which will become exercisable within 60 days after January 8, 2018.
(5)	Consists of 160,000 common shares issuable upon the exercise of options currently exercisable or which will become exercisable within 60 days after January 8, 2018.
(6)	Consists of 210,000 common shares issuable upon the exercise of options currently exercisable or which will become exercisable within 60 days after January 8, 2018.
(7)	Consists of 1,101,747 common shares issuable upon the exercise of options currently exercisable or which will become exercisable within 60 days after January 8, 2018.
(8)	Consists of 65,000 common shares issuable upon the exercise of options currently exercisable or which will become exercisable within 60 days after January 8, 2018.
(9)	We expect that Mr. Crampton will resign as a trustee in connection with this offering.
(10)	We expect that Mr. d’Abo will resign as a trustee in connection with this offering.
(11)	Consists of 46,890 common shares issuable upon the conversion of restricted stock units currently exercisable or which will become exercisable within 60 days after January 8, 2018. We expect that Mr. Mays will resign as a trustee in connection with this offering. The foregoing restricted stock units will be settled for common shares in connection with this offering.
(12)	Consists of 40,774 common shares issuable upon the conversion of restricted stock units currently exercisable or which will become exercisable within 60 days after January 8, 2018. We expect that Mr. Wallock will resign as a trustee in connection with this offering. The foregoing restricted stock units will be settled for common shares in connection with this offering.
(13)	Consists 60,000 of common shares issuable upon the exercise of options which are currently exercisable or which will become exercisable within 60 days after January 8, 2018.
(14)	Consists of 2,374,411 common shares issuable upon the exercise of options and common shares issuable upon the conversion of restricted stock units currently exercisable or which will become exercisable within 60 days after January 8, 2018.
†	All 375,000 outstanding Series B preferred shares will be converted into common shares in connection with this offering based upon the Series B preferred share conversion ratio as of the date of conversion. The Series B preferred share conversion ratio will increase as a result of unpaid distributions accrued prior to the completion of this offering; however, we expect to make a cash distribution to the holders of our Series B preferred shares to account for any accrued and unpaid distributions immediately prior to conversion. This table gives effect to the conversion of all 375,000 Series B preferred shares in connection with this offering into an aggregate of 33,240,258 common shares (based upon the Series B preferred share conversion ratio as of September 30, 2017 and the payment of cash in lieu of fractional shares), which has been calculated as if the conversion occurred on September 30, 2017 and assuming no accrued and unpaid distributions in respect of the Series B preferred shares at such time. As of September 30, 2017, one Series B preferred share was convertible into approximately 88.64 common shares. YF ART Holdings has agreed to transfer common shares held by YF ART Holdings to the GS Entities and Charm Progress with a value of up to the total value of the common shares that the GS Entities and Charm Progress would have received upon conversion in the event the initial public offering price in this offering were equal to the price of a qualified IPO under the terms of our Series B preferred shares, less the value of the common shares received by the GS Entities and Charm Progress upon conversion based on the initial public offering price, subject to a maximum. Based on the terms of these arrangements, YF ART Holdings would transfer these common shares to the GS Entities and Charm Progress upon the completion of this offering. The GS Entities and Charm Progress would be obligated to promptly return one half of these common shares to YF ART Holdings if the volume weighted average price of a common share on the NYSE for the ten trading day period ending on the first trading day immediately following the six month anniversary of the closing of this offering is greater than a specified price. Based upon the assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, YF ART Holdings would transfer 441,726 common shares to the GS Entities and 67,958 common shares to Charm Progress upon the completion of this offering based on the terms of these arrangements. This table gives effect to these transfers upon the completion of this offering. For further information regarding our Series B preferred shares, see “Description of Shares of Beneficial Interest—Preferred Shares—Series B Preferred Shares.”

If the initial public offering price of common shares in connection with this offering is $1.00 lower than the assumed initial public offering price of $15.00 per share (which is the midpoint of the price range set forth on the cover page of this prospectus), then, assuming the sale of the common shares in this offering by the selling shareholders, the number of common shares deemed to be beneficially owned by each of YF ART GP, The Goldman Sachs Group, Inc. and Charm Progress, as well as the resulting deemed beneficial ownership of these shareholders, upon the completion of this offering would be as set forth in the chart below.

	Number of common shares beneficially owned upon the completion of this offering		Percentage of common shares beneficially owned upon the completion of this offering
	No exercise of underwriters’ option	Full exercise of underwriters’ option	No exercise of underwriters’ option	Full exercise of underwriters’ option
5%, selling and significant shareholders:
YF ART GP	61,324,298	59,552,826	46.1%	43.6%
The Goldman Sachs Group, Inc.	26,602,117	25,928,588	20.0%	19.0%
Charm Progress Investment Limited	4,783,431	4,783,431	3.6%	3.5%

If the initial public offering price of common shares in connection with this offering is $1.00 greater than the assumed initial public offering price of $15.00 per share (which is the midpoint of the price range set forth on the cover page of this prospectus), then, assuming the sale of the common shares in this offering by the selling shareholders, the number of common shares deemed to be beneficially owned by each of YF ART GP, The Goldman Sachs Group, Inc. and Charm Progress, as well as the resulting deemed beneficial ownership of these shareholders, upon the completion of this offering would be as set forth in the chart below.

	Number of common shares beneficially owned upon the completion of this offering		Percentage of common shares beneficially owned upon the completion of this offering
	No exercise of underwriters’ option	Full exercise of underwriters’ option	No exercise of underwriters’ option	Full exercise of underwriters’ option
5%, selling and significant shareholders:
YF ART GP	63,959,775	62,188,303	48.1%	45.5%
The Goldman Sachs Group, Inc.	24,318,036	23,644,508	18.3%	17.3%
Charm Progress Investment Limited	4,432,034	4,432,034	3.3%	3.2%

The transfers contemplated by these arrangements would not result in an increase in the aggregate number of outstanding common shares or any changes in the beneficial ownership of the purchasers of common shares in this offering or other entities and persons presented in this table.

The third paragraph of the section of the preliminary prospectus entitled “Underwriting” beginning on page 334 of the preliminary prospectus is replaced with the following:

We and the selling shareholders have agreed to indemnify the underwriters, and we have agreed to indemnify the selling shareholders, against certain liabilities, including liabilities under the Securities Act, or to contribute to payments they may be required to make in respect of those liabilities. We have also agreed to pay all expenses incident to the registration of the common shares, including fees and expenses of the selling shareholders’ counsel.

Our Central Index Key, or CIK, on the SEC web site is: 0001455863.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV OR BY CLICKING ON THE LINK ABOVE. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND TO YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED AT 1-866-500-5408, J.P. MORGAN SECURITIES LLC AT 1-866-803-9204 OR RBC CAPITAL MARKETS, LLC AT 1-877-822-4089.